Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of January 2005

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC. (Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM		SEQUENTIAL PAGE NUMBER

1.	Convening Notice - Extraordinary Shareholders Meeting dated on February 2, 2005	3

ITEM 1

ULTRAPAR PARTICIPAÇÕES S.A.

A Publicly Held Company

CNPJ nº 33.256.439/0001 -39

Convening Notice

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

Shareholders in Ultrapar Participações S.A. are hereby convened to appear at an Extraordinary General Shareholders’ Meeting, to be held on February 2nd, 2004, at 2:00 pm., at the Company's head offices at Avenida Brigadeiro Luiz Antonio nº 1343, 9º floor, in the City and State of São Paulo, to deliberate on the following agenda:

a. the issuance by the Company, for public distribution, a single series of 30,000 (thirty thousand) simple debentures, registered, not convertible into shares, without real securities (quirografária), with a nominal value of R$ 10,000.00 (ten thousand reais), amounting to a total of R$ 300,000,000.00 (three hundred million reais);

b. the delegation of powers to the Board of Directors to determine the other terms and conditions of these debentures, under the terms of the first paragraph of article 59 of Law nº 6.404/76, according to the alterations made;

c. authorisation for the Executive Board, observing the terms and conditions to be established by the Board of Directors, as deliberated under item b, taking all the measures required to carry out the public distribution of these debentures.

To take part in this Extraordinary General Meeting, Shareholders must be qualified as a registered in the Company share registry.

Shareholders may be represented at the Extraordinary General Meeting, by an assignee proxy, having been confirmed within the last year, be they shareholder, company manager, lawyer, financial institution or investment fund manager, representing the joint owners. The assignee proxy must present a power of attorney, which must be filed at Company headquarters with the Investor Relations Department, by 5.30 p.m. on 02/01/2005, failure to do so resulting in the assignee proxy being unable to exercise the power of attorney.

São Paulo, 15 January 2005.

Paulo Guilherme Aguiar Cunha
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

By:	/s/ Fabio Schvartsman

	Name:	Fabio Schvartsman
	Title:	Chief Financial and Investor Relations Officer